                                                                     Exhibit (g)


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NE Restaurant Company, Inc.:

  We have audited the accompanying consolidated balance sheets of NE Restaurant Company, Inc. (the "Company") and its subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NE Restaurant Company, Inc. and its subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Boston, Massachusetts
February 20, 1998

                          NE RESTAURANT COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                              DECEMBER 31,
                                        -------------------------   MARCH 31,
                                           1996          1997          1998
                                        -----------  ------------  ------------
                                                                   (UNAUDITED)
Current Assets:
 Cash.................................  $   410,929  $    247,675  $    144,170
 Marketable securities................          --            --      3,434,610
 Credit card receivables..............      408,921       297,221       380,586
 Inventories..........................      707,169       592,143       610,250
 Prepaid expenses and other...........      302,289       184,494       260,725
 Pre-opening costs, net of accumu-
  lated amortization..................      338,525       159,728       323,487
 Deferred taxes, current..............       68,452       111,504       111,504
                                        -----------  ------------  ------------
   Total current assets...............    2,236,285     1,592,765     5,265,332
                                        -----------  ------------  ------------
Property and Equipment, at cost:
 Land and land right..................    3,792,524     3,792,524     3,792,524
 Buildings............................    4,213,426     4,216,126     4,229,550
 Leasehold improvements...............   13,923,838    16,623,160    16,628,239
 Furniture and equipment..............   13,712,979    15,155,666    15,275,725
                                        -----------  ------------  ------------
                                         35,642,767    39,787,476    39,926,038
 Less--Accumulated depreciation.......   (7,070,313)   (9,992,744)  (10,793,351)
                                        -----------  ------------  ------------
                                         28,572,454    29,794,732    29,132,687
 Construction work in process.........      823,767     1,157,813     2,481,570
                                        -----------  ------------  ------------
   Net property and equipment.........   29,396,221    30,952,545    31,614,257
Deferred Taxes, noncurrent............       71,197        62,388        62,388
Other Assets:
 Liquor licenses......................    1,175,423     1,195,887     1,201,530
 Restricted investments...............      489,053       931,676     1,152,641
 Other assets.........................      971,845     2,601,565     2,550,462
                                        -----------  ------------  ------------
                                        $34,340,024  $ 37,336,826  $ 41,846,610
                                        ===========  ============  ============

                 LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
 Current portion of mortgage loan
  payable.............................  $       --   $    632,538  $    652,769
 Accounts payable.....................    2,611,430     3,987,794     2,267,638
 Accrued expenses.....................    4,544,733     5,298,000     5,466,831
 Capital lease obligation--current
  portion.............................       76,059        79,997        80,935
                                        -----------  ------------  ------------
   Total current liabilities..........    7,232,222     9,998,329     8,468,173
Line-of-Credit Loans..................   14,875,000    13,500,000    19,186,000
Capital Lease Obligation, net of cur-
 rent portion.........................      321,891       232,490       209,564
Mortgage Loan Payable, net of current
 portion..............................          --     23,463,313    23,283,778
Deferred Rent and Other Long-Term Lia-
 bilities.............................    2,453,665     3,249,548     3,519,486
                                        -----------  ------------  ------------
   Total liabilities..................   24,882,778    50,443,680    54,667,001
                                        -----------  ------------  ------------
Commitments and Contingencies (Note 7)
Stockholders' Equity:
 Common stock, $.01 par value
  Authorized--4,000,000 shares
  Issued--2,006,000 shares............       20,000        20,060        20,060
 Less--Treasury stock--689,344
  shares, at cost.....................          --     (8,017,070)   (8,017,070)
 Additional paid-in capital...........    4,447,933        22,440        22,440
 (Accumulated deficit) retained earn-
  ings................................    4,989,313    (5,132,284)   (4,845,821)
                                        -----------  ------------  ------------
   Total stockholders' (deficit) equi-
    ty................................    9,457,246   (13,106,854)  (12,820,391)
                                        -----------  ------------  ------------
                                        $34,340,024  $ 37,336,826  $ 41,846,610
                                        ===========  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                          NE RESTAURANT COMPANY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,              MARCH 31,
                         ----------------------------------- -----------------------
                            1995        1996        1997        1997        1998
                         ----------- ----------- ----------- ----------- -----------
                                                                   (UNAUDITED)
Net Sales............... $60,300,069 $70,094,027 $81,363,751 $18,045,014 $21,298,113
                         ----------- ----------- ----------- ----------- -----------
Cost of Sales and
 Expenses:
  Cost of sales.........  18,095,226  21,203,336  23,383,851   5,297,115   6,008,114
  Operating expenses....  30,101,147  34,267,183  40,931,889   9,074,654  10,890,339
  General and
   administrative
   expenses.............   3,448,949   3,678,875   4,206,862     973,852   1,100,161
  Deferred rent,
   depreciation and
   amortization.........   3,200,140   3,679,095   3,910,946   1,012,196     966,338
  Taxes other than
   income...............   2,871,328   3,207,253   3,828,798     931,445   1,026,152
                         ----------- ----------- ----------- ----------- -----------
    Total cost of sales
     and expenses.......  57,716,790  66,035,742  76,262,346  17,289,262  19,991,104
                         ----------- ----------- ----------- ----------- -----------
    Income from
     operations.........   2,583,279   4,058,285   5,101,405     755,752   1,307,009
Interest Expense, net...     462,756   1,053,432   1,917,605     294,456     900,092
                         ----------- ----------- ----------- ----------- -----------
    Income before income
     tax expense........   2,120,523   3,004,853   3,183,800     461,296     406,917
Income Tax Expense......     699,338   1,046,407   1,083,470     147,899     120,454
                         ----------- ----------- ----------- ----------- -----------
    Net income.......... $ 1,421,185 $ 1,958,446 $ 2,100,330 $   313,397 $   286,463
                         =========== =========== =========== =========== ===========
Basic and Diluted
 Earnings per Share..... $      0.71 $      0.98 $      1.22 $      0.16 $      0.22
                         =========== =========== =========== =========== ===========
Weighted Average Shares
 Outstanding............   2,000,000   2,000,000   1,722,918   2,000,000   1,316,656
                         =========== =========== =========== =========== ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                          NE RESTAURANT COMPANY, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
             AND THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

                             COMMON STOCK       TREASURY STOCK                    (ACCUMULATED      TOTAL
                          ------------------ ----------------------  ADDITIONAL     DEFICIT)    STOCKHOLDERS'
                          NUMBER OF $.01 PER NUMBER OF                 PAID-IN      RETAINED      (DEFICIT)
                           SHARES    SHARE    SHARES      AMOUNT       CAPITAL      EARNINGS       EQUITY
                          --------- -------- ---------  -----------  -----------  ------------  -------------  ---
Balance, December 31,
 1994...................  2,000,000 $20,000       --    $       --   $ 4,447,933  $  1,609,682  $  6,077,615
  Net income............        --      --        --            --           --      1,421,185     1,421,185
                          --------- -------  --------   -----------  -----------  ------------  ------------
Balance, December 31,
 1995...................  2,000,000  20,000       --            --     4,447,933     3,030,867     7,498,800
  Net income............        --      --        --            --           --      1,958,446     1,958,446
                          --------- -------  --------   -----------  -----------  ------------  ------------
Balance, December 31,
 1996...................  2,000,000  20,000       --            --     4,447,933     4,989,313     9,457,246
  Net income............        --      --        --            --           --      2,100,330     2,100,330
  Cash dividend and
   return of capital....        --      --        --            --    (4,447,933)  (12,221,927)  (16,669,860)
  Issuance of common
   stock................      6,000      60       --            --        22,440           --         22,500
  Purchase of treasury
   stock................        --      --   (716,429)   (8,260,827)         --            --     (8,260,827)
  Sale of treasury
   stock................        --      --     27,085       243,757          --            --        243,757
                          --------- -------  --------   -----------  -----------  ------------  ------------
Balance, December 31,
 1997...................  2,006,000  20,060  (689,344)   (8,017,070)      22,440    (5,132,284)  (13,106,854)
  Net income............        --      --        --            --           --        286,463       286,463
                          --------- -------  --------   -----------  -----------  ------------  ------------
Balance, March 31, 1998.  2,006,000 $20,060  (689,344)  $(8,017,070) $    22,440  $ (4,845,821) $(12,820,391)
                          ========= =======  ========   ===========  ===========  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                          NE RESTAURANT COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    THREE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,                 MARCH 31,
                          --------------------------------------  ------------------------
                              1995         1996         1997         1997         1998
                          ------------  -----------  -----------  -----------  -----------
                                                                        (UNAUDITED)
Cash Flows from
Operating Activities:
 Net income.............  $  1,421,185  $ 1,958,446  $ 2,100,330  $   313,397  $   286,463
                          ------------  -----------  -----------  -----------  -----------
 Adjustments to
 reconcile net income to
 net cash provided by
 (used in) operating
 activities--
   Depreciation and
   amortization.........     2,871,187    3,298,345    3,557,686    1,012,196      966,338
   Deferred taxes.......        40,053     (271,789)     (34,243)      94,023          --
   Deferred rent........       328,953      380,750      353,260       85,989       42,349
   Changes in operating
   assets and
   liabilities--
     Refundable income
     taxes..............      (111,960)     133,091          --           --           --
     Inventories........      (229,607)     (53,740)     115,026      100,841      (18,107)
     Prepaid expenses,
     credit card
     receivables and
     other current
     assets.............      (111,347)    (219,213)     229,495     (276,789)    (396,596)
     Accrued expenses...       718,503      931,398      753,267   (1,789,726)     405,830
     Accounts payable...       677,148     (412,554)   1,376,364      873,194   (1,720,156)
                          ------------  -----------  -----------  -----------  -----------
      Total adjustments.     4,182,930    3,786,288    6,350,855       99,728     (720,342)
                          ------------  -----------  -----------  -----------  -----------
      Net cash provided
      by (used in)
      operating
      activities........     5,604,115    5,744,734    8,451,185      413,125     (433,879)
                          ------------  -----------  -----------  -----------  -----------
Cash Flows from
Investing Activities:
 Additions to property
 and equipment..........   (10,359,463)  (7,946,034)  (4,478,755)    (739,777)  (1,462,319)
 Development and
 franchise fees paid....      (400,000)    (160,000)    (320,000)     (40,000)         --
 Acquisition of liquor
 licenses...............      (133,296)     (61,937)     (20,464)      (1,464)      (5,643)
 Decrease (increase) in
 other assets and
 liabilities............           --      (115,125)      65,595     (240,513)     (25,138)
 Additions to pre-
 opening costs..........      (864,990)    (730,021)    (392,371)    (160,923)    (246,624)
 Acquisition of
 marketable securities..           --           --           --           --    (3,434,610)
                          ------------  -----------  -----------  -----------  -----------
      Net cash used in
      investing
      activities........   (11,757,749)  (9,013,117)  (5,145,995)  (1,182,677)  (5,174,334)
                          ------------  -----------  -----------  -----------  -----------
Cash Flows from
Financing Activities:
 Borrowings of mortgage
 loans..................           --           --    24,250,000          --           --
 Repayment of mortgage
 loans..................           --           --      (154,149)         --      (159,304)
 Financing costs........           --           --    (1,439,402)         --           --
 Cash dividend paid.....           --           --   (12,221,927)         --           --
 Return of capital......           --           --    (4,447,933)         --           --
 Issuance of common
 shares.................           --           --        22,500          --           --
 Repurchase of treasury
 stock..................           --           --    (8,260,827)         --           --
 Sale of treasury
 shares.................           --           --       243,757          --           --
 Principal payments
 under capital lease
 obligations............           --       (23,223)     (85,463)     (21,377)     (21,988)
 Net (payments)
 borrowings under line
 of credit..............     6,290,000    3,305,000   (1,375,000)     380,000    5,686,000
                          ------------  -----------  -----------  -----------  -----------
      Net cash (used in)
      provided by
      financing
      activities........     6,290,000    3,281,777   (3,468,444)     358,623    5,504,708
                          ------------  -----------  -----------  -----------  -----------
Net (Decrease) Increase
in Cash.................       136,366       13,394     (163,254)    (410,929)    (103,505)
Cash, beginning of
period..................       261,169      397,535      410,929      410,929      247,675
                          ------------  -----------  -----------  -----------  -----------
Cash, end of period.....  $    397,535  $   410,929  $   247,675  $       --   $   144,170
                          ============  ===========  ===========  ===========  ===========
Supplemental Disclosure
of Cash Flow
Information:
 Cash paid during the
 period for interest,
 net of amounts
 capitalized............  $    393,682  $ 1,067,325  $ 1,946,811  $   260,854  $   254,565
                          ============  ===========  ===========  ===========  ===========
 Cash paid during the
 period for income
 taxes..................  $    756,314  $ 1,151,186  $ 1,217,812  $   338,823  $   237,000
                          ============  ===========  ===========  ===========  ===========

  During 1996, a capital lease obligation of approximately $400,000 was incurred when the Company entered into a lease for new equipment.

  The accompanying notes are an integral part of these consolidated financial statements.

                          NE RESTAURANT COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND OPERATIONS

  NE Restaurant Company, Inc. (a Delaware corporation) (the "Company") was incorporated on January 1, 1994. On January 1, 1994, the partners of NE Restaurant Holdings Group (the "Group") transferred 100% of their respective partnership interests in exchange for an aggregate of 2,000,000 shares of the common stock of the Company. All significant leases, franchise agreements and other contracts were assigned from the Group to the Company.

  The Company was formed to acquire and operate restaurants situated in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, Connecticut and portions of New York. The restaurants, which operate under the name of Chili's and On The Border, are operated under franchise agreements with Brinker International (a Texas corporation) ("Brinker"). The restaurants offer a full bar and dining service featuring a limited menu of broadly appealing food items prepared daily according to special Chili's and On The Border recipes.

  On August 6, 1997, the Company formed a wholly-owned limited partnership, NERC Limited Partnership ("NERCLP"), to obtain the mortgage loans discussed below. All significant intercompany accounts and transactions have been eliminated in consolidation.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Reclassification

  Certain reclassifications have been made to prior year financial statements to make them consistent with the current year's presentation.

 Use of Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Interim Financial Statements

  The accompanying consolidated financial statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 are unaudited, but in the opinion of management, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted although the Company believes that the disclosures included are adequate to make the information presented not misleading. Results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

 Inventories

  Inventories are carried at the lower of first-in, first-out cost or market value, and consist of the following:

                                                                 1997     1996
                                                               -------- --------
     Food..................................................... $287,226 $358,508
     Liquor...................................................  304,917  348,661
                                                               -------- --------
       Total inventory........................................ $592,143 $707,169
                                                               ======== ========

                          NE RESTAURANT COMPANY, INC.

 Property and Equipment

  Property and equipment are carried at cost. The Company provides for depreciation and amortization using the straight-line method to charge the cost of properties to expense over the estimated useful lives of the assets. The lives used are as follows:

        ASSET CLASSIFICATION        ESTIMATED USEFUL LIFE
        --------------------      --------------------------
         Buildings                       31-40 years
         Leasehold improvements   Term of the lease (ranging
                                     between 10-20 years)
         Furniture and equipment          5-7 years

  Included in furniture and equipment in the accompanying consolidated balance sheets is smallwares. The Company capitalizes a normal complement of smallwares for each location prior to the store's opening date and expenses all smallwares purchased after each store's opening date.

 Long-Lived Assets

  In 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Company's long-lived assets consist primarily of real estate and leasehold improvements related to its restaurant operations. SFAS No. 121 requires management to consider whether long-lived assets have been impaired by comparing gross future cash flows expected to be generated from utilizing these assets to their carrying amounts. If cash flows are not sufficient to recover the carrying amount of the assets, an impairment has occurred and the assets should be written down to their fair market value. Significant estimates and assumptions regarding future sales, cost trends, productivity and market maturity are required to be made by management in order to test for impairment under this standard. Based on current facts, estimates and assumptions, management believes that no assets are impaired under this standard. There is no assurance that management's estimates and assumptions will prove correct.

 Land Right

  In 1994, the Company executed an agreement to prepay the rent associated with a 99-year lease for land in Southington, Connecticut. Prepaid rental payments totaled $735,000 and are reflected as a land right in the accompanying consolidated balance sheets. The lease is renewable for an additional 99 years for a payment of $1.

 Capitalized Interest

  The Company capitalizes interest costs during the construction period on capital expenditures funded by debt. Total interest costs incurred and amounts capitalized are as follows:

                                                    1997       1996      1995
                                                 ---------- ---------- --------
     Total interest expense..................... $1,961,428 $1,151,490 $793,953
     Less--Amount capitalized...................     43,823     98,058  331,197
                                                 ---------- ---------- --------
        Interest expense, net of amounts
         capitalized............................ $1,917,605 $1,053,432 $462,756
                                                 ========== ========== ========

 Liquor Licenses

  Liquor licenses purchased are accounted for at the lower of cost or market. Annual renewal fees are expensed as incurred.

 Other Assets

  Other assets are comprised partially of development and franchise fees (see
Note 9). Development fees are amortized over seven years, and franchise fees are amortized over the life of the franchise agreements (20 years). Accumulated amortization of these assets amounts to approximately $303,000 and $204,000 at December 31, 1997 and 1996, respectively.

                          NE RESTAURANT COMPANY, INC.

  Underwriting, legal and other direct costs incurred in connection with the issuance of the mortgages discussed below have been capitalized and are being amortized over the life of the related mortgages.

  Other assets also include investments restricted for the payment of certain officers' deferred compensation. These investments are stated at market value at December 31, 1997 and 1996. Since these securities are from time to time bought and sold at the discretion of the officers they are classified as trading securities.

Pre-opening Costs

  Capitalized pre-opening costs include the direct and incremental costs typically associated with the opening of a new restaurant. These costs primarily consist of costs incurred to develop new restaurant management teams; travel and lodging for both the training and opening unit management teams; and the food, beverage and supplies costs incurred to perform role-play testing of all equipment, concept systems and recipes. Subsequent to the restaurant opening, costs are amortized over a 12-month period. Accumulated amortization of these costs at December 31, 1997 and 1996 amounted to approximately $188,000 and $336,000, respectively.

 Accrued Liabilities

  Accrued liabilities consist of the following as of December 31, 1997 and 1996:

                                                             1997       1996
                                                          ---------- ----------
     Accrued occupancy costs............................. $  687,622 $  578,299
     Accrued payroll and related benefits................  2,305,483  1,839,860
     Accrued interest....................................     71,199    100,325
     Accrued advertising.................................    421,855    455,110
     Accrued royalty.....................................    362,947    294,783
     Unredeemed gift certificates........................    772,164    511,418
     Accrued sales tax...................................    378,568    309,049
     Accrued construction costs..........................        --     225,083
     Other accrued liabilities...........................    298,162    230,806
                                                          ---------- ----------
                                                          $5,298,000 $4,544,733
                                                          ========== ==========

 Marketable Securities

  Marketable Securities consists of 430,000 shares of common stock of Bertucci's, Inc. No provision has been made to adjust the carrying amount of these Securities to market value as the Company intends to hold them to maturity. The market value of these Securities at March 31, 1998 was $3,413,125.

 Fair Value of Financial Instruments

  The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, line of credit loans and long-term debt. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of marketable securities as of March 31, 1998 was $3,413,125. The line of credit loans bear interest at a variable market rate and therefore, the carrying amount approximates fair value. The fair value of the Company's mortgage loans based on quoted market prices for similar issues approximates the current carrying value.

 New Accounting Pronouncements

  In April 1998, the AICPA issued its Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that costs incurred during start-up activities, including organization costs, be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December

                          NE RESTAURANT COMPANY, INC.

15, 1998, although early application is encouraged. Initial application of SOP 98-5 should be as of the beginning of the fiscal year in which it is first adopted and should be reported as a cumulative effect of a change in accounting principle.

  The Company currently intends to adopt SOP 98-5 on January 1, 1999. Upon adoption, the Company estimates it will incur a cumulative effect of a change in accounting principle that will range from $300,000 to $1 million. This estimate primarily includes unamortized preopening costs which were previously amortized over the 12-month period subsequent to a restaurant opening.

(3) INCOME TAXES

   The Company accounts for income taxes under the liability method. The components of the provision for income taxes for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                    1997       1996       1995
                                                 ---------- ----------  --------
     Current--
       Federal.................................  $  704,254 $1,016,485  $398,491
       State...................................     304,834    301,711   260,794
                                                 ---------- ----------  --------
                                                  1,009,088  1,318,196   659,285
                                                 ---------- ----------  --------
     Deferred--
       Federal.................................      56,835   (278,597)   30,576
       State...................................      17,547      6,808     9,477
                                                 ---------- ----------  --------
                                                     74,382   (271,789)   40,053
                                                 ---------- ----------  --------
         Total provision for income taxes......  $1,083,470 $1,046,407  $699,338
                                                 ========== ==========  ========

  A reconciliation of the amount computed by applying the statutory federal income tax rate of 34% to income before taxes for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                  1997        1996       1995
                                               ----------  ----------  --------
     Income tax expense computed at federal
      statutory rate.......................... $1,082,492  $1,020,821  $720,978
     State taxes, net of federal benefit......    212,771     204,326   186,289
     FICA tax credit..........................   (216,253)   (180,756) (211,902)
     Targeted jobs tax credit.................     (1,897)        --        --
     Other....................................      6,357       2,016     3,973
                                               ----------  ----------  --------
       Income tax provision................... $1,083,470  $1,046,407  $699,338
                                               ==========  ==========  ========

                          NE RESTAURANT COMPANY, INC.

  Significant items giving rise to deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows:

                                                          1997         1996
                                                       -----------  -----------
     Deferred tax assets:
       Deferred rent.................................  $   933,407  $   791,150
       Deferred and accrued compensation.............      425,952      385,594
       Other.........................................       13,882       43,954
                                                       -----------  -----------
                                                         1,373,241    1,220,698
                                                       -----------  -----------
       Deferred tax liabilities--
       Accelerated tax depreciation..................     (984,220)    (825,941)
       Pre-opening costs.............................      (64,322)    (136,324)
       Liquor licenses...............................     (150,807)    (118,784)
                                                       -----------  -----------
                                                        (1,199,349)  (1,081,049)
                                                       -----------  -----------
         Total net deferred tax assets...............  $   173,892  $   139,649
                                                       ===========  ===========
     Current portion.................................  $   111,504  $    68,452
                                                       ===========  ===========
     Noncurrent portion..............................  $    62,388  $    71,197
                                                       ===========  ===========

  No valuation allowance has been provided as the Company estimates that all of the tax assets will be realized.

(4) LINE-OF-CREDIT LOANS

  During 1997, the Company amended and restated its existing bank line of credit with BankBoston, N.A. (the "Bank"). The new bank line-of-credit agreement (the "Agreement"), secured by cash flows of the Company, is in effect until November 30, 2001, under which the Company may borrow up to $20,000,000 in base rate loans or Eurodollar loans, as defined, less outstanding letters of credit and lease obligations payable to the Bank. On November 30, 2001, the Company must pay the Bank the entire unpaid principal of and interest on the line of credit. The Company pays a commitment fee of
 .250% on the unused portion of the line of credit. Borrowings bear interest at the bank's base rate, as defined in the Agreement, plus an applicable margin based on current funded debt leverage ratio, for base rate loans, and the Eurodollar rate, as defined in the Agreement, plus an applicable margin based on current funded debt leverage ratio, for a Eurodollar loan. The weighted-average interest rate of the line of credit outstanding during 1997 was 7.7%. Loans can be converted into a loan of another type in the amount of $500,000 and $100,000 increments thereafter, as the Company deems beneficial.

  The loan agreement contains various restrictive covenants that, among other things, require minimum earnings before interest, taxes, depreciation and amortization, restrict total borrowings and the amount of borrowings used for capital expenditures, and require certain levels of net worth, as defined. The Company was in compliance with these covenants at December 31, 1997.

                          NE RESTAURANT COMPANY, INC.

(5) CAPITAL LEASE OBLIGATION

  During 1996, the Company entered into a capital lease with the Bank for restaurant equipment. At the expiration of the lease in 2001, the Company may purchase the equipment at the then fair market value.

  The minimum lease payments due under the lease as of December 31, 1997 are as follows:

                                                     LEASE
                                                  PAYMENTS TO
                                                    BE MADE
                                                  -----------
           Year Ending December 31,
             1998................................  $ 92,398
             1999................................    92,398
             2000................................    92,398
             2001................................    69,301
                                                   --------
                                                    346,495
             Less--Interest......................    34,008
                                                   --------
                                                   $312,487
                                                   ========

(6) MORTGAGE LOANS

  On August 6, 1997, NERCLP entered into a loan agreement (the "Loan Agreement") with FFCA Acquisition Corporation ("FFCA") in the aggregate amount of $22,400,000 (the "Initial FFCA Loans"), evidenced by promissory notes maturing on various dates from September 2002 through September 2017, with interest at 9.67% per annum. Proceeds from the FFCA Loans were used to pay the Company for real estate assets sold and transferred to NERCLP. The Company then used the sale proceeds to make certain payments to its shareholders (see
Note 12 for further discussion). NERCLP mortgaged 17 restaurant properties to FFCA as collateral for the Initial FFCA Loans. On or about August 28, 1997, NERCLP obtained additional financing from FFCA in the aggregate amount of $1,850,000 (the "Additional FFCA Loans", which together with the Initial FFCA Loans are hereinafter referred to as the "FFCA Loans"), evidenced by promissory notes maturing on various dates from September 2007 through September 2017, with interest at 9.701% per annum. The Additional FFCA Loans were collateralized by mortgages on three restaurant properties. The net book value of all properties covered by mortgages granted to FFCA on the dates of borrowing was $25,897,000. For the year ended December 31, 1997, interest related to the FFCA Loans was $708,000.

  The Loan Agreement with FFCA contains a restrictive covenant that requires the maintenance of a Fixed Charge Coverage Ratio of 1.25:1, as determined on each December 31, with respect to each of the FFCA mortgaged restaurant properties. "Fixed Charge Coverage Ratio" is defined in the Loan Agreement to mean the ratio of (a) the sum of net income, depreciation and amortization, interest expense and operating lease expense, less a corporate overhead allocation equal to 5% of gross sales, for an FFCA mortgaged restaurant property to (b) the sum of FFCA debt service payments, equipment lease and equipment loan payments and ground lease rental payments for such restaurant property. If the Fixed Charge Coverage Ratio is not achieved, NERCLP is required to pay FFCA an amount sufficient to comply with the Fixed Charge Coverage Ratio. NERCLP was in compliance with this covenant as of December 31, 1997.

  Existing loan documents between FFCA and NERCLP are cross-defaulted and cross-collateralized with all other loan agreements, existing or forthcoming, between FFCA and NERCLP or the Company, subject to certain limited exceptions.

                          NE RESTAURANT COMPANY, INC.

  The loan payments due under the mortgage loan as of December 31, 1997 are as follows:

                                                      LOAN
                                                    PRINCIPAL
                                                   PAYMENTS TO
                                                     BE MADE
                                                   -----------
           Year Ending December 31,
             1998................................  $   632,538
             1999................................      701,666
             2000................................      772,627
             2001................................      850,754
             2002................................      904,904
             Thereafter..........................   20,233,362
                                                   -----------
                                                   $24,095,851
                                                   ===========

(7) COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company has entered into numerous lease arrangements, primarily for restaurant land, equipment and buildings, which are noncancelable and expire on various dates through 2017.

  Some operating leases contain rent escalation clauses whereby the rent payments increase over the term of the lease. Rent expense includes base rent amounts, percentage rent payable periodically, as defined in each lease, and rent expense accrued to recognize lease escalation provisions on a straight-line basis over the lease term. Rent expense recognized in restaurant expenses in the accompanying consolidated statements of income was approximately $3,955,000, $3,324,000 and $3,286,000 for the years ended December 31, 1997,
1996 and 1995, respectively. The excess of accrued rent over amounts paid is classified as deferred rent in the accompanying consolidated balance sheets.

  The approximate minimum rental payments due under all noncancelable operating leases as of December 31, 1997 are as follows:

                                                     RENTAL
                                                   PAYMENTS TO
                                                     BE MADE
                                                   -----------
           Year Ending December 31,
             1998................................  $ 3,842,238
             1999................................    3,890,099
             2000................................    3,774,633
             2001................................    3,821,976
             2002................................    3,915,520
             Thereafter..........................   32,096,919
                                                   -----------
                                                   $51,341,385
                                                   ===========

  Certain leases require the payment of an additional amount, calculated as a percentage of annual sales, as defined in the lease agreement, which exceeds annual minimum rentals. The percentage rent factors generally range from 3% to 6% of sales.

                          NE RESTAURANT COMPANY, INC.

 Contingencies

  The Company is subject to various legal proceedings that arise in the ordinary course of business. Based on discussion with the Company's legal counsel, management believes that the amount of ultimate liability with respect to these actions will not be material to the financial position or results of operations of the Company.

(8) RELATED PARTIES

  Under the terms of the corporation agreements, the stockholders have consented to the payment of an ongoing financial consulting fee to Jacobson Partners, Limited Partnership ("Jacobson"), a stockholder of the corporation. The amounts paid to Jacobson for financial consulting fees were $160,000 for each of the three years ended December 31, 1997, and are included in general and administrative expenses in the accompanying consolidated statements of income. In addition, Jacobson was paid $400,000 for consulting fees associated with obtaining the above mentioned mortgages.

  The Company has a nonqualified deferred compensation plan (the "Plan") for certain officers and management personnel, which allows them to defer receiving a portion of their compensation. This compensation is not taxable to the employee or deductible to the Company for tax purposes until the compensation is paid. An officer of the Company, who is also a participant in the Plan, is the trustee of the Plan.

(9) FRANCHISE AND DEVELOPMENT AGREEMENTS

  All of the Company's restaurants operate under franchise agreements with Brinker. The agreements provide, among other things, that the Company pay an initial franchise fee of $40,000 per restaurant and a royalty fee ranging from 2% to 4% of sales. The initial franchise fee is payable in two installments of $20,000. The first installment is due on or before the construction commencement date. The second installment is due at least 10 days prior to the date on which the restaurant opens for business. The initial franchise fees are capitalized and amortized over the term of the franchise agreement. Royalty fees averaged 3.8% of sales in 1997, 3.9% in 1996 and 3.8% in 1995. In addition, the Company is required to pay an advertising fee to Brinker of .5% of sales and spend an additional 2% of sales on local advertising. In return, Brinker is obligated to provide certain support for restaurant operations, siting and promotion. Royalty and advertising fees are expensed as incurred.

  In 1991, the Company entered into a development agreement with Brinker whereby the Company was granted the exclusive right to develop additional Chili's franchises within a certain geographic territory. In 1995, the Company paid $150,000 to renew the agreement, which now expires in 2000. The Company is required to develop a certain number of Chili's restaurants during the term of the agreement in order to maintain its exclusive development rights. The agreement is renewable at the Company's option for payment of additional sums at the expiration date.

  Also during 1995, the Company paid $50,000 to Brinker in exchange for both the right to open its first On The Border franchise and the option to enter into an On The Border development agreement in the future. In 1997, the Company elected the option to enter into the On The Border development agreement, and the above $50,000 fee was applied against the cost of the development agreement.

(10) 401(K) PROFIT SHARING PLAN

  The Company maintains a defined contribution plan (the "401(k) Plan") whereby substantially all employees of the Company may defer a portion of their current salary, on a pretax basis, to the 401(k) Plan. The Company may also make a discretionary profit sharing contribution to the 401(k) Plan that is allocated, based on

                          NE RESTAURANT COMPANY, INC.

a formula as defined by the 401(k) Plan, to the 401(k) Plan participants. Discretionary contributions made by the Company for the years ended December 31, 1997, 1996 and 1995 were approximately $67,000, $43,000 and $59,000, respectively. Two officers of the Company are also the 401(k) Plan's trustees.

(11) STOCK OPTION PLAN

  On September 15, 1997, the Board of Directors of the Company established the 1997 Equity Incentive Plan, which included a nonqualified stock option plan (the "Option Plan"), for certain key employees and directors. The Option Plan will be administered by the Board of Directors of the Company and may be modified or amended by the Board of Directors in any respect.

  Between September 15, 1997 and December 4, 1997, 331,123 options were granted. The options are exercisable as follows:

           Two years beyond options grant date...    25%
           Three years beyond option grant date..    50%
           Four years beyond option grant date...    75%
           Five years beyond option grant date...   100%

  The Company accounts for the Option Plan under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized since the options are granted at fair market value.

  Had compensation cost for the Option Plan been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                      1997
                                                   ----------
           Net income
             As reported.......................... $2,100,330
             Pro Forma............................  2,041,288
           EPS--
             As reported.......................... $     1.22
             Pro Forma............................       1.18

  A summary of the Option Plan at December 31, 1997, and changes during the year then ended, is presented in the table and narrative below.

                                                    1997
                                                    ----
                                              WEIGHTED
                                              AVERAGE  EXERCISE
                                               SHARES   PRICE
                                              -------- --------
         Outstanding at beginning of year....     --    $  --
         Granted............................. 331,123    11.63
         Exercised...........................     --       --
         Forfeited...........................     --       --
         Expired.............................     --       --
                                              -------   ------
         Outstanding at end of year.......... 331,123   $11.63
                                              =======   ======
         Exercisable at end of year..........     --       --
         Weighted average fair value of each
          option granted.....................     --    $ 3.06

                          NE RESTAURANT COMPANY, INC.

  The 331,123 options outstanding at December 31, 1997 have a remaining weighted average contractual life of approximately five years.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997: weighted average risk-free interest rates of 6.1 percent; weighted average expected lives of five years; and expected volatility of 0%.

(12) STOCKHOLDERS' EQUITY

  In August 1997, the Company made a dividend and return of capital payout to shareholders of $8.31 per share from additional paid-in capital, with the excess payout being charged to retained earnings. In addition, the Company repurchased 716,429 shares of common stock at $11.63 per share. The Company's repurchase of shares of common stock was recorded as treasury stock, at cost, and resulted in a reduction of Stockholders' (Deficit) Equity.